SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.
Corporate Taxpayer ID (CNPJ/MF): 00.108.786/0001 -65
Company Registry (NIRE) 35.300.177.240
PUBLICLY HELD COMPANY

MINUTES OF THE MEETING OF DEBENTUREHOLDERS OF THE SIXTH
PUBLIC ISSUE OF SIMPLE DEBENTURES OF NET SERVIÇOS DE
COMUNICAÇÃO S.A. HELD ON SEPTEMBER 23, 2009

DATE, TIME AND VENUE: at 10:00 a.m. on September 23, 2009 at the Issuing Company's head offices at Rua Verbo Divino nº 1,356, 1º andar, Chácara Santo Antônio in the city and state of São Paulo.

CALL NOTICE: The call notice was published in the newspaper Valor Econômico in the issues dated September 8, 9 and 10, 2009, on pages A12, B7 and B7, respectively and in the state register Diário Oficial do Estado de São Paulo in the issues dated September 5, 9 and 10, 2009, on pages 9, 7 and 3, respectively.

ATTENDANCE: Attending the meeting were debentureholders holding more than 93% (ninety-three percent) of the outstanding debentures of the sixth public issue of Net Serviços de Comunicação S.A (“Debentures”), as per the signatures in the Shareholder Attendance Book. The meeting was also attended by Mr. Marco Aurélio Machado Ferreira, the representative of Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, the trustee of the Debentures; and Mr. João Adalberto Elek Junior, the representative of the Issuing Company.

PRESIDING: Chairman: João Adalberto Elek Junior; and Secretary: Joana Graeff Martins.

RESOLUTIONS: Debentureholders holding more than 93% (ninety-three percent) of the outstanding Debentures resolved, with no restrictions:

1. To alter the term of the Debentures established in item 4.8.1 of the “Private Deed of the Sixth Public Issue of Simple, Non-Convertible, Unsecured Debentures without Preference in a Single Series by NET Serviços de Comunicação S.A.”, as amended by the First Addendum executed on December 18, 2006 (“Deed of Issue”), to extend said term by 18 (eighteen) months and consequently alter the Maturity Date of the Debentures to June 1, 2015;

2. To alter the scheduled amortization dates of the debentures established in item 4.11.1 of the Deed of Issue so that the Nominal Unit Value of the Debentures is amortized on the following dates: June 1, 2012, June 1, 2013, June 1, 2014 and June 1, 2015;

3. To alter the Remuneration of the Debentures provided for in item 4.9.2 of the Deed of Issue so that as of October 1, 2009, inclusive, the remuneration begins to consist of interest corresponding to 100% (one hundred percent) of the cumulative variation in the average daily rate of the Interbank Deposit (“over extra group”) rate for one day calculated and published daily by CETIP - OTC Clearing House (CETIP), plus a spread of 1.6% (one point six percent) per annum applied to the Nominal Unit Value still unamortized, in accordance with the Deed of Issue;

3.1 In addition to the Remuneration of the Debentures established in item 3 above, to approve the payment of R$30.344828 (thirty point three four four eight two eight Brazilian reais) for each Debenture, to be effected on October 1, 2009, as a premium for the renegotiation approved at the Meeting of Debentureholders;

4. Also as a result of the resolution in item 3 above, to approve the payment of the Remuneration of Debentures established in Clause 4.10.1 of the Deed of Issue on October 1, 2009, calculated for the period from June 1, 2009, inclusive, through September 30, 2009, inclusive, based on the Remuneration originally provided for in Clause 4.9.2 of the Deed of Issue. Accordingly, the new remuneration approved in item 3 will take effect as of October 1, 2009, inclusive, with the payment dates originally provided for by Clause 4.10.1 of the Deed of Issue remaining unchanged.

5. To authorize the trustee of the Debentures to sign the Second Addendum to the Deed of Issue to be provided by the Issuing Company in order to reflect the amendments arising from the resolutions stated in the above items; and

6. To ratify all other conditions in the Deed of Issue.

The floor was offered to those present, which was declined, leaving only the resolutions stated above.

CLOSING: With no further matters to address, the meeting was adjourned for these minutes to be drawn up in a summary form with the omission of signatures, in accordance with Article 130, Paragraphs 1 and 2 of Law 6,404/76, after which they were read, approved and signed by all present.

This is a true copy of the original instrument in the Company’s records.

João Adalberto Elek Junior	Joana Graeff Martins
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.